04046281

Securities & Exchange Commission
Fifth Street, N.W., Judiciary Plaza 450
20549 WASHINGTON DC
U.S.A.

Corporate Communications / Investor Relations

Date	October 28, 2004
Direct phone	+31 23 546 32 38
Direct fax	+31 23 546 39 12
E-mail	r.de.meel@hq.vnu.com
Subject	**ADR file nr. 82-2876**

SUPPL

Dear Sirs,

Please find enclosed a press release dated October 28, 2004:

VNU SIGNS EUR 1,000 MILLION STAND-BY SYNDICATED CREDIT FACILITY

With kind regards,
VNU bv
o/a

Rob de Meel
Senoir Vice President

PROCESSED
DEC 01 2004
THOMSON FINANCIAL

dw 11/30

SEC MAIL PROCESSING
RECEIVED
NOV 17 2004
WASH. D.C. 202 SECTION

1.1.001 02.99

Press release

ADR file nr:. 82-2876

Date October 28, 2004

VNU SIGNS EUR 1,000 MILLION STAND-BY SYNDICATED CREDIT FACILITY

Haarlem, the Netherlands – VNU, a leading global information and media company, today announced it has signed an agreement with a syndicate of banks, with ABN AMRO, BNP Paribas, ING bank, JPMorgan and Rabobank as Mandated Lead Arrangers, for a EUR 1,000 million revolving credit facility. This committed facility is intended for general corporate purposes, including working capital and acquisition financing.

This new facility has a maturity of 5 years, with two extension options potentially raising the maturity to seven years. It will replace the existing EUR 240 million syndicated facility dated November 2002 and the EUR 500 million syndicated facility dated December 2001. There are no amounts drawn under either facility.

VNU

VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media measurement and information (Nielsen Media Research), business information (Billboard, The Hollywood Reporter, Computing, Intermediair) and directory publishing (Golden Pages).
VNU is active in more than 100 countries, with headquarters in Haarlem, The Netherlands and New York, USA. The company employs 38,000 people. Total revenues amounted to EUR 3.9 billion in 2003. VNU is listed on the Euronext Amsterdam (ASE: VNU) stock exchange.
For more information, please visit the VNU website at www.vnu.com

Press contacts	Koen van Zijl	telephone	+ 31 23 546 39 35
Investor relations	Rob de Meel	telephone	+ 31 23 546 36 00